
January 30, 2018

Murthy Simhambhatla
Chief Executive Officer
Evolus, Inc.
17901 Von Karman Avenue, Suite 150
Irvine, California 92614

      Re: Evolus, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed January 29, 2018
             File No. 333-222478

Dear Dr. Simhambhatla:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed January 29, 2018

Prospectus Summary, page 1

1.   Please revise your summary to more prominently disclose the use of $5.0 million in proceeds in partial satisfaction of your debt to ALPHAEON.

      You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

                                       Division of Corporation Finance
                                       Office of Healthcare & Insurance

cc: Michael A. Hedge - K&LGates LLP